SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                           Continental Airlines, Inc.
                                (Name of Issuer)

                  Class A Common Stock and Class B Common Stock
                         (Title of Class of Securities)

                             210795209 and 210795308
                                 (CUSIP Number)

                                James J. O'Brien
                           201 Main Street, Suite 2420
                            Fort Worth, Texas  76102
                                 (817) 871-4000
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 29, 1996
             (Date of Event Which Requires Filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 4,267,934 and 4,763,637 of Class A and Class B shares, respectively, which constitutes approximately 54.6% and 19.2%, respectively, of the total number of Class A and Class B shares outstanding. The foregoing ownership percentages set forth herein assume that there are 7,820,790 and 24,869,706 shares of the Class A and Class B Common Stock, respectively, outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act. The number of outstanding shares of the Class A and Class B Common Stock as reported in the Issuer's most recent quarterly report was 6,301,056 and 21,484,074, respectively.

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1.       Name of Reporting Person:

         Air Partners, L.P.

2.       Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/
3.       SEC Use Only

4.       Source of Funds:  OO-Partnership Contributions

5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e):                             / /

6.       Citizenship or Place of Organization: Texas

                     7.   Sole Voting Power:
                          Class A - 2,740,000 (1)
Number of                 Class B - 0
Shares
Beneficially         8.   Shared Voting Power: -0-
Owned By
Each                 9.   Sole Dispositive Power:
Reporting                 Class A - 2,740,000 (1)
Person With               Class B - 0

                     10.  Shared Dispositive Power: -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

                     Class A - 4,259,734 (2)
                     Class B - 3,382,632 (3)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                        /x/ See Item 2.

13.      Percent of Class Represented by Amount in Row (11):

                     Class A - 54.5% (2)(4)
                     Class B - 13.6% (3)(5)

14.      Type of Reporting Person: PN

- ------------
(1) Power is exercised through its two general partners, 1992 Air GP and Air II General, Inc. Additionally, the voting and dispositive power with respect to the shares of Class A Common Stock held by Air Partners, L.P. may, under certain circumstances, be deemed to be shared with, or may be exercised by, the limited partners of Air Partners, L.P. as further described in Item 6 hereof.
(2) Includes 1,519,734 shares of Class A Common Stock that may be acquired upon the exercise of warrants.
(3) Includes 3,382,632 shares of Class B Common Stock that may be acquired upon the exercise of warrants.
(4) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 7,820,790 shares of Class A Common Stock outstanding which includes the warrants to purchase shares of Class A Common Stock held by Air Partners, L.P. but does not include warrants held by any other persons.
(5) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 24,866,706 shares of Class B Common Stock outstanding which includes the warrants to purchase shares of Class B Common Stock held by Air Partners, L.P. but does not include warrants held by any other persons.

1.       Name of Reporting Person:

         1992 Air GP

2.       Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/
3.       SEC Use Only

4.       Source of Funds:  Not Applicable

5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e):                                  / /

6.       Citizenship or Place of Organization: Texas

                     7.   Sole Voting Power:
                          Class A - 0
                          Class B - 379,194 (1)

Number of            8.   Shared Voting Power:
Shares                    Class A - 2,740,000 (1)(2)
Beneficially              Class B - 0
Owned By
Each                 9.   Sole Dispositive Power:
Reporting                 Class A - 0
Person With               Class B - 379,194 (1)

                     10.  Shared Dispositive Power:
                          Class A - 2,740,000 (1)(2)
                          Class B - 0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

                     Class A - 4,259,734 (2)(3)
                     Class B - 3,761,826 (4)(5)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                             /x/ See Item 2.

13.      Percent of Class Represented by Amount in Row (11):

                     Class A - 54.5% (3)(6)
                     Class B - 15.1% (5)(7)

14.      Type of Reporting Person: PN

- -------------
(1) Power is exercised through its majority general partner, 1992 Air, Inc.
(2) Solely in its capacity as one of two general partners of Air Partners, L.P. The voting and dispositive power with respect to the shares of Class A Common Stock held by Air Partners, L.P. may, under certain circumstances, be deemed to be shared with, or may be exercised by, the limited partners of Air Partners, L.P. as further described in Item 6 hereof.
(3) Includes 1,519,734 shares of Class A Common Stock that may be acquired upon the exercise of warrants held by Air Partners, L.P.
(4) Solely in its capacity as one of two general partners of Air Partners, L.P. with respect to the 3,382,632 shares of Class B Common Stock that may be acquired upon the exercise of warrants held by Air Partners, L.P.
(5) Includes 3,382,632 shares of Class B Common Stock that may be acquired upon the exercise of warrants held by Air Partners L.P.
(6) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 7,820,790 shares of Class A Common Stock outstanding which includes the warrants to purchase shares of Class A Common Stock held by Air Partners, L.P. but does not include warrants held by any other persons.
(7) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 24,866,706 shares of Class B Common Stock outstanding which includes the warrants to purchase shares of Class B Common Stock held by Air Partners, L.P. but does not include warrants held by any other persons.

1.       Name of Reporting Person:

         Air II General, Inc.

2.       Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.       SEC Use Only

4.       Source of Funds:  Not Applicable

5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e):                                  / /

6.       Citizenship or Place of Organization: Texas

                     7.   Sole Voting Power:
                          Class A - 0
                          Class B - 2,403 (1)

Number of            8.   Shared Voting Power:
Shares                    Class A - 2,740,000 (1)(2)
Beneficially              Class B - 0
Owned By
Each                 9.   Sole Dispositive Power:
Reporting                 Class A - 0
Person With               Class B - 2,403 (1)

                     10.  Shared Dispositive Power:
                          Class A - 2,740,000 (1)(2)
                          Class B - 0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

                     Class A - 4,259,734 (2)(3)
                     Class B - 3,385,035 (4)(5)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                             /x/ See Item 2.

13.      Percent of Class Represented by Amount in Row (11):

                     Class A - 54.5% (3)(6)
                     Class B - 13.6% (5)(7)

14.      Type of Reporting Person: CO

- ------------
(1)      Power is exercised through its controlling shareholder, David
         Bonderman.
(2) Solely in its capacity as one of two general partners of Air Partners, L.P. The voting and dispositive power with respect to the shares of Class A Common Stock held by Air Partners, L.P. may, under certain circumstances, be deemed to be shared with, or may be exercised by, the limited partners of Air Partners, L.P. as further described in Item 6 hereof.
(3) Includes 1,519,734 shares of Class A Common Stock that may be acquired upon the exercise of warrants held by Air Partners, L.P.
(4) Solely in its capacity as one of two general partners of Air Partners, L.P. with respect to the 3,382,632 shares of Class B Common Stock that may be acquired upon the exercise of warrants.
(5) Includes 3,382,632 shares of Class B Common Stock that may be acquired upon the exercise of warrants held by Air Partners, L.P.
(6) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 7,820,790 shares of Class A Common Stock outstanding which includes the warrants to purchase shares of Class A Common Stock held by Air Partners, L.P. but does not include warrants held by any other persons.
(7) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 24,866,706 shares of Class B Common Stock outstanding which includes the warrants to purchase shares of Class B Common Stock held by Air Partners, L.P. but does not include warrants held by any other persons.

1.       Name of Reporting Person:

         1992 Air, Inc.

2.       Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.       SEC Use Only

4.       Source of Funds:  Not Applicable

5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e):                                  / /

6.       Citizenship or Place of Organization: Texas

                     7.   Sole Voting Power:
                          Class A - 0
                          Class B - 379,194 (1)(2)

Number of            8.   Shared Voting Power:
Shares                    Class A - 2,740,000 (1)(2)
Beneficially              Class B - 0
Owned By
Each                 9.   Sole Dispositive Power:
Reporting                 Class A - 0
Person With               Class B - 379,194 (1)(2)

                     10.  Shared Dispositive Power:
                          Class A - 2,740,000 (1)(2)
                          Class B - 0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

                     Class A - 4,259,734 (2)(3)
                     Class B - 3,761,826 (2)(4)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                             /x/ See Item 2.

13.      Percent of Class Represented by Amount in Row (11):

                     Class A - 54.5% (3)(5)
                     Class B - 15.1% (4)(6)

14.      Type of Reporting Person: CO

- ------------
(1)      Power is exercised through its controlling shareholder, David
         Bonderman.
(2) Solely in its capacity as the majority general partner of 1992 Air GP. The voting and dispositive power with respect to the shares of Class A Common Stock held by Air Partners, L.P. may, under certain circumstances, be deemed to be shared with, or may be exercised by, the limited partners of Air Partners, L.P. as further described in
         Item 6 hereof.
(3) Includes 1,519,734 shares of Class A Common Stock that may be acquired upon the exercise of warrants held by Air Partners, L.P.
(4) Includes 3,382,632 shares of Class B Common Stock that may be acquired upon the exercise of warrants held by Air Partners, L.P. and 379,194 shares of Class B Common Stock held directly by 1992 Air GP.
(5) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 7,820,790 shares of Class A Common Stock outstanding which includes the warrants to purchase shares of Class A Common Stock held by Air Partners, L.P. but does not include warrants held by any other persons.
(6) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 24,866,706 shares of Class B Common Stock outstanding which includes the warrants to purchase shares of Class B Common Stock held by Air Partners, L.P. but does not include warrants held by any other persons.

1.       Name of Reporting Person:

         David Bonderman

2.       Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.       SEC Use Only

4.       Source of Funds:  Not Applicable

5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e):                                  / /

6. Citizenship or Place of Organization: David Bonderman is a citizen of the United States of America.

                     7.   Sole Voting Power:
                          Class A - 8,200 (1)
                          Class B - 965,506 (2)

Number of            8.   Shared Voting Power:
Shares                    Class A - 2,740,000 (3)
Beneficially
Owned By
Each                 9.   Sole Dispositive Power:
Reporting                 Class A - 8,200(1)
Person With               Class B - 965,506 (2)

                     10.  Shared Dispositive Power:
                          Class A - 2,740,000 (3)


11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

                     Class A - 4,267,934 (1)(3)(4)
                     Class B - 4,351,138 (2)(5)(6)(9)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                             /x/ See Item 2.

13.      Percent of Class Represented by Amount in Row (11):

                     Class A - 54.6% (4)(7)
                     Class B - 17.5% (2)(6)(8)(9)

14.      Type of Reporting Person: IN

- ------------
(1) Solely in his capacity as general partner of the Bonderman Family Limited Partnership with respect to 8,200 shares.
(2) Solely in his capacity as general partner of the Bonderman Family Limited Partnership with respect to 441,225 shares. Solely in his capacity as the controlling shareholder of 1992 Air, Inc., the majority general partner of 1992 Air GP, with respect to 379,194 shares. Solely in his capacity as the controlling shareholder of Air II General, Inc. with respect to 2,403 shares.
(3) Solely in his capacities as the controlling shareholder of each of Air II General, Inc. and 1992 Air, Inc. with respect to 2,740,000 shares Class A Common Stock held by Air Partners, L.P. The voting and dispositive power with respect to the shares of Class A Common Stock and Class B Common Stock held by Air Partners, L.P. may, under certain circumstances, be deemed to be shared with, or may be exercised by, the limited partners of Air Partners, L.P. as further described in Item 6 hereof.
(4) Includes 1,519,734 shares of Class A Common Stock that may be acquired upon the exercise of warrants held by Air Partners, L.P..
(5) Solely in his capacity as the controlling shareholder of each of Air II General, Inc. and 1992 Air, Inc. with respect to the 3,382,632 shares of Class B Common Stock that may be acquired upon the exercise of warrants held by Air Partners, L.P.
(6) Includes 3,382,632 shares of Class B Common Stock that may be acquired upon the exercise of warrants held by Air Partners, L.P.
(7) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 7,820,790 shares of Class A Common Stock outstanding which includes the warrants to purchase shares of Class A Common Stock held by Air Partners, L.P. but does not include warrants held by any other persons.
(8) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 24,869,706 shares of Class B Common Stock outstanding which includes the warrants to purchase shares of Class B Common Stock held by Air Partners, L.P. and the director options held by Mr. Bonderman but does not include warrants held by any other persons.
(9) Includes 3,000 shares of Class B Common Stock that may be acquired by Mr. Bonderman upon the exercise of outside director stock options.

1.       Name of Reporting Person:

         Bonderman Family Limited Partnership

2.       Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.       SEC Use Only

4.       Source of Funds:  WC

5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e):                                  / /

6.       Citizenship or Place of Organization: Texas

                     7.   Sole Voting Power:
                          Class A - 8,200 (1)
                          Class B - 441,225 (1)

Number of            8.   Shared Voting Power:
Shares                    Class A - 46,322 (2)
Beneficially              Class B - 0
Owned By
Each                 9.   Sole Dispositive Power:
Reporting                 Class A - 8,200 (1)
Person With               Class B - 441,225 (1)

                     10.  Shared Dispositive Power:
                          Class A - 46,322 (2)
                          Class B - 0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

                     Class A - 80,215 (2)(3)
                     Class B - 498,412 (2)(4)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                             /x/ See Item 2.

13.      Percent of Class Represented by Amount in Row (11):

                     Class A - 1.3% (3)(5)
                     Class B - 2.3% (4)(6)

14.      Type of Reporting Person: PN

- ------------
(1)      Power is exercised through its general partner, David Bonderman.
(2) Bonderman Family Limited Partnership also holds a limited partnership interest in Air Partners, L.P. On the basis of certain provisions of the Partnership Agreement, Bonderman Family Limited Partnership may be deemed to beneficially own the shares of Class A Common Stock and Class B Common Stock beneficially owned by Air Partners, L.P. that are attributable to such limited partnership interest. Pursuant to Rule 13d-4 under the Act, Bonderman Family Limited Partnership disclaims beneficial ownership of all such shares.
(3) Includes 25,693 shares of Class A Common Stock that may be acquired upon the exercise of warrants held by Air Partners, L.P. and attributable to the limited partnership interest in Air Partners, L.P. held by Bonderman Family Limited Partnership.
(4) Includes 57,187 shares of Class B Common Stock that may be acquired upon the exercise of warrants held by Air Partners, L.P. and attributable to the limited partnership interest in Air Partners, L.P. held by Bonderman Family Limited Partnership.
(5) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 6,326,749 shares of Class A Common Stock outstanding which includes the warrants to purchase Class A Common Stock held by Air Partners, L.P. and attributable to the Bonderman Family Limited Partnership pursuant to the Partnership Agreement but does not include warrants held by any other persons.
(6) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 21,541,261 shares of Class B Common Stock Outstanding which includes the warrants to purchase Class B Common Stock held by Air Partners, L.P. and attributable to the Bonderman Family Limited Partnership pursuant to the Partnership Agreement but does not include warrants held by any other persons.

1.       Name of Reporting Person:

         Bondo Air Limited Partnership

2.       Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.       SEC Use Only

4.       Source of Funds:  Not Applicable

5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e):                                  / /

6.       Citizenship or Place of Organization: Texas

                     7.   Sole Voting Power:
                          Class A - 0
                          Class B - 412,499 (1)
Number of
Shares               8.   Shared Voting Power:
Beneficially              Class A - 463,230 (1)
Owned By                  Class B - 0
Each
Reporting            9.   Sole Dispositive Power:
Person With               Class A - 0
                          Class B - 412,499 (1)

                     10.  Shared Dispositive Power:
                          Class A - 463,230 (1)
                          Class B - 0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

                     Class A - 720,159 (1)(2)
                     Class B - 984,374 (3)(4)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                             /X/ See Item 2.

13.      Percent of Class Represented by Amount in Row (11):

                     Class A - 11.0% (2)(5)
                     Class B - 4.5% (4)(6)

14.      Type of Reporting Person: PN

- -----------
(1)      Solely in its capacity as a limited partner of Air Partners, L.P.
         On the basis of certain provisions of the Partnership Agreement, Bondo Air Limited Partnership ("Bondo Air") may be deemed to beneficially own the shares of Class A Common Stock and Class B Common Stock beneficially owned by Air Partners, L.P. that are attributable to such limited partnership interests. Pursuant to Rule 13d-4 under the Act, Bondo Air disclaims beneficial ownership of all such shares.
(2) Includes 256,929 shares of Class A Common Stock that may be acquired upon the exercise of warrants held by Air Partners, L.P. and attributable to the limited partnership interest in Air Partners, L.P. held by Bondo Air.
(3) Solely in its capacity as a limited partner of Air Partners, L.P. with respect to 571,875 shares of Class B Common Stock that may be acquired upon the exercise of warrants held by Air Partners and that may be attributable to the limited partnership interests held by Bondo Air pursuant to the Partnership Agreement.
(4) Includes 571,875 shares of Class B Common Stock that may be acquired upon the exercise of warrants held by Air Partners, L.P. and attributable to the limited partnership interests in Air Partners, L.P. held by Bondo Air.
(5) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 6,557,985 shares of Class A Common Stock outstanding which includes the warrants to purchase Class A Common Stock held by Air Partners, L.P. and attributable to the limited partnership interest held by Bondo Air pursuant to the Partnership Agreement but does not include warrants held by any other persons.
(6) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 22,055,949 shares of Class B Common Stock outstanding which includes the warrants to purchase Class B Common Stock held by Air Partners, L.P. and attributable to the limited partnership interest held by Bondo Air pursuant to the Partnership Agreement but does not include warrants held by any other persons.

1.       Name of Reporting Person:

         Alfredo Brener

2.       Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.       SEC Use Only

4.       Source of Funds:  Not Applicable

5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e):                                  / /

6. Citizenship or Place of Organization: Alfredo Brener is a citizen of Mexico.

                     7.   Sole Voting Power:
                          Class A - 0
                          Class B - 406,312 (1)
Number of
Shares               8.   Shared Voting Power:
Beneficially              Class A - 456,282 (1)
Owned By                  Class B - 0
Each
Reporting            9.   Sole Dispositive Power: -0-
Person With               Class A - 0
                          Class B - 406,312 (1)

                     10.  Shared Dispositive Power:
                          Class A - 456,282 (1)
                          Class B - 0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

                     Class A - 709,357 (1)(2)
                     Class B - 969,609 (1)(3)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                             /x/ See Item 2.

13.      Percent of Class Represented by Amount in Row (11):

                     Class A - 10.8% (2)(4)
                     Class B - 4.4% (3)(5)


14.      Type of Reporting Person: IN

- ------------
(1) Because Alfredo Brener, through a limited partnership whose corporate general partner he controls, owns warrants to purchase a 98.5% limited partnership interest in Bondo Air, and on the basis of certain provisions of the limited partnership agreement of Bondo Air, Alfredo Brener may be deemed to beneficially own 98.5% of the shares of Class A Common Stock and Class B Common Stock beneficially owned by Bondo Air or that may be deemed to be beneficially owned by Bondo Air that are attributable to Bondo Air's limited partnership interest in Air Partners. Pursuant to Rule 13d-4 under the Act, Mr. Brener disclaims beneficial ownership of all such shares.
(2) Includes 253,075 shares of Class A Common Stock that may be acquired upon the exercise of warrants held by Air Partners, L.P. and attributable to 98.5% of the limited partnership interest in Air Partners, L.P. held by Bondo Air.
(3) Includes 563,297 shares of Class B Common Stock that may be acquired upon the exercise of warrants held by Air Partners, L.P. and attributable to 98.5% of the limited partnership interest in Air Partners, L.P. held by Bondo Air.
(4) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 6,554,131 shares of Class A Common Stock outstanding which includes the warrants to purchase Class A Common Stock held by Air Partners, L.P. and attributable to Bondo Air Limited Partnership pursuant to the Partnership Agreement but does not include warrants held by any other persons.
(5 Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 22,047,371 shares of Class B Common Stock outstanding which includes the warrants to purchase Class B Common Stock held by Air Partners, L.P. and attributable to Bondo Air Limited Partnership pursuant to the Partnership Agreement but does not include warrants held by any other persons.

         Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated August 8, 1995, as amended by Amendment No. 1 dated August 11, 1995 (the "Schedule 13D"), relating to the shares of Class A Common Stock, par value $.01 per share ("Class A Stock"), and Class B Common Stock, par value $.01 per share ("Class B Stock"), of Continental Airlines, Inc. (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

ITEM 1.  SECURITY AND ISSUER.

         No material change.

ITEM 2.  IDENTITY AND BACKGROUND.

         No material change.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         No material change.

ITEM 4.  PURPOSE OF TRANSACTION.

         No material change.

ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER.

         Paragraphs (a)-(c) of Item 5 are hereby amended and restated in their entireties as follows:

         (a)

         AIR PARTNERS

         The aggregate number of shares of the Class A Stock that Air Partners owns beneficially, pursuant to Rule 13d-3 under the Act, is 4,259,734, which constitutes approximately 54.5% of the 7,820,790 shares of such stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act. The aggregate number of shares of the Class B Stock that Air Partners owns beneficially, pursuant to Rule 13d-3 under the Act, is 3,382,632, which constitutes approximately 13.6% of the 24,866,706 shares of such stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

         1992 AIR GP

         Because of its position as one of two general partners of Air Partners, and because of its direct ownership of 379,194 shares of the Class
B Stock, 1992 Air GP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 4,259,734 shares of the Class A Stock, which constitutes approximately 54.5% of the 7,820,790 shares of such stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act, and an aggregate of 3,761,826 shares of the Class B Stock, which constitutes approximately 15.1% of the 24,866,706 shares of such stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

         AIR II

         Because of its position as one of two general partners of Air Partners, and because of its direct ownership of 2,403 shares of the Class B Stock Air II may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of (i) 4,259,734 shares of the Class A Stock, which constitutes approximately 54.5% of the 7,820,790 shares of such stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act, and (ii) an aggregate 3,385,035 shares of the Class B Stock, which constitutes approximately 13.6% of the 24,866,706 shares of such stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

         AIR, INC.

         Because of its position as one of two general partners of 1992 Air GP, Air, Inc., may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of (i) 4,259,734 shares of the Class A Stock, which constitutes approximately 54.5% of the 7,820,790 shares of such stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act, and (ii) 3,761,826 shares of the Class B Stock, which constitutes approximately 15.1% of the 24,866,706 shares of such stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

         BONDERMAN

         Because of his position as the controlling shareholder of each of Air II and Air, Inc., and as the general partner of Bonderman Family, and because he holds a director stock option to acquire 3,000 shares of the Class B Stock, and because of his direct ownership of 142,684 shares of the Class B Stock, Bonderman may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of (i) 4,267,934 shares of the Class A Stock, which constitutes approximately 54.6% of the 7,820,790 shares of such stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act, and (ii) an aggregate 4,351,138 shares of the Class B Stock, which constitutes approximately 17.5% of the 24,869,706 shares of such stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

         BONDERMAN FAMILY

         The aggregate number of shares of the Class A Stock that Bonderman Family owns, or may be deemed to own, beneficially, pursuant to Rule 13d-3 under the Act, is 80,215, 8,200 shares of which Bonderman Family owns directly and 72,015 shares of which Bonderman Family may be deemed to own beneficially because of its position as a limited partner of Air Partners, and on the basis of certain provisions of the Partnership Agreement. In the aggregate, such shares of Class A Stock constitute approximately 1.3% of the 6,326,749 shares of such stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act. The aggregate number of shares of the Class B Stock that Bonderman Family owns, or may be deemed to own, beneficially, pursuant to Rule 13d-3 under the Act, is 498,412, 441,225 of which Bonderman Family owns directly and 57,187 of which Bonderman Family may be deemed to own beneficially because of its position as a limited partner of Air Partners, and on the basis of certain provisions of the Partnership Agreement. Such shares of Class B Stock in the aggregate constitute approximately 2.3% of the 21,541,261 shares of such stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act. Pursuant to Rule 13d-4 under the Act, Bonderman Family disclaims beneficial ownership of all such shares attributable to Bonderman Family's limited partnership interest in Air Partners.

         BONDO AIR

         Because of its position as a limited partner of Air Partners, and on the basis of certain provisions of the Partnership Agreement, Bondo Air may, pursuant to Rule 13d-3 of the Act, be deemed to own beneficially 720,159 shares of the Class A Stock, which constitutes approximately 11.0% of the 6,557,985 shares of such stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act. The aggregate number of shares of the Class B Stock that Bondo Air owns, or may be deemed to own, beneficially, pursuant to Rule 13d-3 under the Act, is 984,374, 412,499 of which Bondo Air owns directly and 571,875 of which Bondo Air may be deemed to own beneficially because of its position as a limited partner of Air Partners, and on the basis of certain provisions of the Partnership Agreement. Such shares of Class B Stock in the aggregate constitute approximately 4.5% of the 22,055,949 shares of such stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act. Pursuant to Rule 13d-4 under the Act, Bondo Air disclaims beneficial ownership of all such shares attributable to Bondo Air's limited partnership interest in Air Partners.

         BRENER

         Because of his ownership, through a limited partnership whose corporate general partner he controls, of warrants to purchase a 98.5% limited partnership interest in Bondo Air, and on the basis of certain provisions of the limited partnership agreement of Bondo Air and the Partnership Agreement, Brener may, pursuant to Rule 13d-3 under the Act, be deemed to be the beneficial owner of 709,357 shares of the Class A Stock, which constitutes approximately 10.8% of the 6,554,131 shares of such stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act and 969,608 shares of the Class B Stock, which constitutes approximately 4.4% of the 22,047,371 shares of such stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act. Pursuant to Rule 13d-4 under the Act, Brener disclaims beneficial ownership of all such shares attributable to Bondo Air's limited partnership interest in Air Partners.

         To the best knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in response to Item 2(a) herein is the beneficial owner of any shares of the Class A Stock or the Class B Stock.

         (b)

         AIR PARTNERS

         Acting through its two general partners, Air Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,740,000 shares of the Class A Stock and has no power to vote or to direct the vote of any shares of the Class B Stock. Additionally, the voting and dispositive power with respect to the shares of Class A Common Stock held by Air Partners may, under certain circumstances, be deemed to be shared with, or may be exercised by, the limited partners of Air Partners as further described in Item 6 hereof.

         1992 AIR GP

         In its capacity as one of two general partners of Air Partners, and acting through its majority general partner, 1992 Air GP has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 2,740,000 shares of the Class A Stock. Acting through its majority general partner, 1992 Air GP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 379,194 shares of the Class B Stock.

         AIR II

         In its capacity as one of two general partners of Air Partners, and acting through its controlling shareholder, Air II has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 2,740,000 shares of the Class A Stock. Acting through its controlling shareholder, Air II has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,403 shares of the Class B Stock.

         AIR, INC.

         In its capacity as the majority general partner of 1992 Air GP, and acting through its controlling shareholder, Air, Inc. has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 2,740,000 shares of the Class A Stock and the sole power to vote or to direct the vote and to dispose or to direct the disposition of 379,194 shares of the Class B Stock.

         BONDERMAN

         In his capacity as the controlling shareholder of each of Air II and Air, Inc., Bonderman has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 2,740,000 shares of the Class A Stock and the sole power to vote or to direct the vote and to dispose or to direct the disposition of 381,597 shares of the Class B Stock. In his capacity as sole general partner of Bonderman Family, Bonderman has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 8,200 shares of the Class A Stock and 441,225 shares of the Class B Stock.
Bonderman has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 142,684 shares of Class B Common Stock. Additionally, because of Bonderman's ownership of direct and indirect limited partnership interests in Air Partners, and on the basis of certain provisions of the Partnership Agreement, Bonderman may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of shares of Class A Stock beneficially owned by Air Partners attributable to such limited partnership interests in Air Partners.

         BONDERMAN FAMILY

         Acting through its sole general partner, Bonderman Family has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 8,200 shares of the Class A Stock and 441,225 shares of the Class B Stock. Additionally, because of its ownership of a limited partnership interest in Air Partners, and on the basis of certain provisions of the Partnership Agreement, Bonderman Family may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of 46,322 shares of Class A Stock.

         BONDO AIR

         In its capacity as a limited partner of Air Partners, and on the basis of certain provisions of the Partnership Agreement, Bondo Air may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of 463,230 shares of the Class A Stock attributable to Bondo Air's limited partnership interest in Air Partners. Bondo Air has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 412,499 shares of Class B Stock.

         BRENER

         Because of his ownership, through a limited partnership whose corporate general partner he controls, of warrants to purchase a 98.5% limited partnership interest in Bondo Air, and on the basis of certain provisions of the limited partnership agreement of Bondo Air and the Partnership Agreement, Brener may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of 456,282 shares of the Class A Stock attributable to Bondo Air's limited partnership interest in Air Partners. Because of his ownership, through a limited partnership whose corporate general partner he controls, of warrants to purchase a 98.5% limited partnership interest in Bondo Air, Brener may be deemed to have the sole power to vote or to direct the vote and to dispose or to direct the disposition of 406,312 shares of the Class B Stock held by Bondo Air.

         (c) As of March 29, 1996, Air Partners distributed 2,742,773 shares of Class B Stock to its partners in a pro rata in kind distribution, subject to the receipt by the Issuer of the agreements from partners, including the Reporting Persons who are partners, described in Item 6 below. No consideration was paid by the partners in connection with the distribution. In the distribution, each of the following Reporting Persons received the number of shares of Class B Stock set forth opposite his or its name below:

             Reporting Person                 Shares of Class B Stock

             1992 Air GP                      379,194
             Air II                           2,403
             Bonderman                        142,684
             Bonderman Family                 41,225
             Bondo Air                        412,499

         The other partners of Air Partners received in the aggregate the remaining 1,764,768 shares of Class B Stock being distributed.

         On March 15, 1996 Bonderman Family purchased 150,000 shares of the Class B Stock at the price of $10.00 per share pursuant to the exercise of an over-the-counter call option contract.

         Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the shares of the Class A Stock or Class B Stock in the previous 60 days.

         (d)-(e)

         No material change.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is hereby partially amended by adding at the end thereof, the following:

         Except as disclosed in this Statement on Schedule 13D (including the original Schedule 13D filing, as amended), the Reporting Persons know of no contracts, arrangements, understandings or relationships between or among themselves, or between the Reporting Persons and any other person, with respect to any securities of the Issuer.

         As a condition to the distribution of Class B Stock by Air Partners described in Item 5(c) above, the partners of Air Partners, including the Reporting Persons who are partners, are required to agree with the Issuer (the "Partners Lock Up") (i) to be bound by the restrictions agreed to by Air Partners in a lock up agreement entered into by Air Partners (the "Air Partners Lock Up") in connection with the issuance by the Issuer of its 6-3/4% Convertible Subordinated Notes due April 15, 2006 and (ii) to comply with certain restrictions on the transfer of the Class B Stock received in the distribution so as to avoid the imposition of any restrictions, pursuant to Rule 382 of the Internal Revenue Code of 1986, as amended, on the Issuer's ability to utilize its net operating losses.

         In connection with the distribution of Class B Stock by Air Partners described in Item 5(c) above, and subject to the receipt by the Issuer of the agreements from the partners, including the Reporting Persons who are partners, described in this Item 6, Air Partners assigned to each partner in respect of the Class B Stock distributed to it (the "Assignment") the right to certain "piggy-back" registration rights under Section 2.2 of the Registration Rights Agreement among Air Partners, Air Canada and the Issuer dated as of April 27, 1993.

         The description set forth in this Item 6 of the Air Partners Lock Up, the Partners Lock Up and the Assignment do not purport to be complete and are qualified in their entirety by reference to such agreements, the form of each of which is being filed as an exhibit to this Schedule 13D Statement.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

Exhibit 4.1 Subscription and Stockholders' Agreement, dated as of April 27, 1993, among Air Partners, Air Canada and the Issuer, previously filed.

Exhibit 4.2 Warrant Agreement, dated as of April 27, 1993, by and between the Issuer and the Warrant Agent as defined therein, previously filed.

Exhibit 4.3 Registration Rights Agreement dated as of April 27, 1993, among Air Partners, Air Canada and the Issuer, previously filed.

Exhibit 4.4 Form of Lock Up Agreement between Air Partners and Goldman Sachs International, filed herewith.

Exhibit 4.5 Form of Lock Up Agreement between each Partner of Air Partners and the Issuer, filed herewith.

Exhibit 4.6 Form of Assignment of Registration Rights by Air Partners in favor of each Partner of Air Partners, filed herewith.

Exhibit 24.1 Power of Attorney dated August 7, 1995 by Alfredo Brener, previously filed.

Exhibit 99.1 Agreement pursuant to Rule 13d-1(f)(1)(iii), filed herewith.

Exhibit 99.2 Amended and Restated Limited Partnership Agreement of Air
             Partners, L. P., together with the first amendment thereto, previously filed.

      After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

      Dated: April 3, 1996


                               AIR PARTNERS, L.P.

                               By:  1992 AIR GP,
                                    General Partner

                                    By:  1992 AIR, INC.,
                                         General Partner



                                         By:/s/James J. O'Brien
                                               James J. O'Brien,
                                               Vice President

                               1992 AIR GP

                               By:  1992 AIR, INC.,
                                    General Partner



                                    By:/s/James J. O'Brien
                                          James J. O'Brien,
                                          Vice President


                               AIR II GENERAL, INC.



                               By:/s/James J. O'Brien
                                     James J. O'Brien,
                                     Vice President


                               1992 AIR, INC.



                               By:/s/James J. O'Brien
                                     James J. O'Brien,
                                     Vice President


                               /s/James J. O'Brien
                               James J. O'Brien,
                               Attorney-in-Fact for each of:
                               DAVID BONDERMAN (1)
                               ALFREDO BRENER (2)


                               BONDERMAN FAMILY LIMITED PARTNERSHIP

                               By:  David Bonderman, general partner


                               By:/s/James J. O'Brien,
                               Attorney-in-Fact for DAVID BONDERMAN(1)



                               BONDO AIR LIMITED PARTNERSHIP

                               By:  1992 AIR, INC.,
                                    General Partner



                                    By:/s/James J. O'Brien
                                         James J. O'Brien,
                                         Vice President




(1) A Power of Attorney authorizing James J. O'Brien to act on behalf of David Bonderman was previously filed with the Commission.

(2) A Power of Attorney authorizing James J. O'Brien to act on behalf of Alfredo Brener was previously filed with the Commission.